Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

For immediate release

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RECORD RESULTS FOR THE FOURTH QUARTER AND
FULL YEAR OF 2006

Record All-Time-High Quarterly and Annual Net Profit and Revenues

AZOUR, Israel - February 20, 2007 - Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the quarter and full year ended December 31, 2006.

Highlights of the Fourth Quarter and Full Year
—	Record results showing growth across all parameters, with gross, operating and net profit presenting continued year-over-year improvement.
—	Record annual revenues of $104.1 million, 18.3% increase over 2005 (excluding revenues from the discontinued business with Partner in 2005); Fourth quarter revenues $29.0 million, an increase of 23.4% year-over-year
—	Strong increase in revenues from wireless products, up 31.4% in fourth quarter 2006 over 2005
—	High annual net income of $19.3 million, an increase of 35.5% (excluding the discontinued business with Partner in 2005); Fourth quarter net income $5.2 million, an increase of 41.3% year over year
—	Record subscribers of 396,000 as of December 31st, 2006, 16.8% growth from 339,000 subscribers as of December 31st, 2005

Ituran completed the acquisition and began to consolidate the results of ERM from December 1st, 2006.

Fourth Quarter Results
Revenues for the fourth quarter of 2006 reached US$29.0 million. This represents a 23.4% increase compared with revenues of US$23.5 million in the fourth quarter of last year. The increase in revenues was driven by the continued growth in the Company’s subscriber base and particularly strong quarterly growth in sales of the Company’s wireless products. In addition, product revenues included the contribution of ERM amounting to $0.4 million for the quarter.

Operating profit for the fourth quarter of 2006 was US$6.5 million compared with US$5.5 million in the fourth quarter of 2005, representing growth of 18.4%.

Net profit was US$5.2 million in the fourth quarter of 2006 (17.9% of revenues), representing growth of 41.3% over US$3.7 million (15.6% of revenues), as reported for the fourth quarter of 2005.

Fully diluted EPS in the fourth quarter of 2006 was US$0.22 compared with US$0.16 per fully diluted share in the fourth quarter of 2005.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Full Year Results
Revenues for the full year 2006 reached US$104.1 million. This represents an 18.3% increase compared with revenues of US$87.9 million last year, excluding the discontinued business with Partner Communications which was closed at the end of the first quarter of 2005. 2005 revenues including the closed business totaled $90.1 million. The increase in revenues was driven by the continued growth of the Company’s subscriber base and strong growth in the Company’s wireless products.

Operating profit for the year was US$24.7 million compared with US$19.9 million in 2005, representing growth of 24.1%.

Annual net profit was US$19.3 million in 2006, or 18.5% of revenues, representing growth of 34.0% over US$14.4 million, or 15.9% of revenues, as reported in 2005. Annual net profit growth, excluding the discontinued business with Partner, totaled 35.5%. The main reason for the continued improvement in margins over the last few quarters was primarily due to the operating leverage inherent in the Company’s business.

Fully diluted EPS in full year 2006 was US$0.82 compared with US$0.71 per fully diluted share in 2005.

Cash flow from operations during the fourth quarter and the full year of 2006 were US$5.2 million and US$18.3 million, respectively. As of December 31st, 2006 the company had a net cash position (including marketable securities) of US$59.4 million compared with US$54.7 million on December 31st, 2005.

On the 19th February 2007, the Board of Directors declared a dividend distribution of a total of US$4.8 million.

Eyal Sheratzky, Co-CEO of Ituran said, “Again we have shown record top and bottom line results with strong year over year and sequential growth. Our global expansion is progressing to plan and we expect to maintain our double-digit growth rate for the coming year.”

“Our core business continues to grow. At the same time, we are always looking for ways to expand the range of services we can provide to our customers,” continued Mr. Sheratzky. “In this regard and as a part of our growth strategy, we are constantly examining M&A opportunities. We look to either strengthen our presence in markets where we already operate or to bring us into new territories and synergistic services. We are committed to doing such deals only if they make strong business and financial sense and I hope that we will be able to announce such deals during 2007.”

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Conference Call Information

The Company will also be hosting a conference call today, Tuesday, February 20th, 2007 at 9:00am EST. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-281-1167
UK Dial-in Number: 0-800-917-9141
ISRAEL Dial-in Number: 03-918-0610
INTERNATIONAL Dial-in Number: +972-3-918-0610
at:
09:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 396,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Company Contact

Udi Mizrachi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348

International Investor Relations

Ehud Helft (Ehud.Helft@gkir.com)
Kenny Green (Kenny.Green@gkir.com)
GK Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2005	2006
	(Audited)

Current assets

Cash and cash equivalents	58,429	43,812
Investments in marketable securities	-	16,034
Accounts receivable (net of allowance for doubtful accounts)	22,494	29,709
Other current assets	2,747	4,169
Contracts in process , net	-	1,456
Inventories	6,330	10,910

	90,000	106,090

Long-term investments and debit balances

Investments in affiliated companies	918	881
Accounts receivable	280	123
Deposit	1,300	1,457
Deferred income taxes	5,168	5,112
Funds in respect of employee rights upon retirement	2,959	4,001

	10,625	11,574

Property and equipment, net	9,904	19,109

Intangible assets, net	3,201	2,784

Goodwill	2,754	4,536

Total assets	116,484	144,093

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2005	2006
	(Audited)

Current liabilities

Credit from banking institutions	3,315	474
Accounts payable	10,298	14,956
Deferred revenues	3,900	4,399
Other current liabilities	11,492	12,827

	29,005	32,656

Long-term liabilities

Long-term loans from banking institutions	373	-
Liability for employee rights upon retirement	4,504	5,278
Deferred income taxes	212	816

	5,089	6,094

Minority interest	734	2,578

Capital Notes	5,894	5,894

Total shareholders' equity	75,762	96,871

Total liabilities and shareholders' equity	116,484	144,093

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars		US dollars
	Year ended December 31,		Three months ended December 31,
(in thousands except per share data)	2005	2006	2005	2006
	(Audited)		(Unaudited)

Revenues:
Location-based services	44,128	54,048	12,195	14,181
Wireless communications products	43,806	50,004	11,262	14,803
Other	2,192	-	28	-

	90,126	104,052	23,485	28,984

Cost of revenues:
Location-based services	14,987	18,419	3,715	5,105
Wireless communications products	30,956	35,434	8,378	10,517
Other	1,643	-	41	-

	47,586	53,853	12,134	15,622

Gross profit	42,540	50,199	11,351	13,362
Research and development expenses	2,799	2,682	557	600
Selling and marketing expenses	4,876	5,123	1,268	1,294
General and administrative expenses	14,959	17,659	4,039	4,959
Other expenses (income), net	(16)	3	(10)	-

Operating income	19,922	24,732	5,497	6,509
Financing income, net	906	1,886	709	733

Income before taxes on income	20,828	26,618	6,206	7,242
Taxes on income	(5,295)	(6,581)	(1,584)	(1,878)

	15,533	20,037	4,622	5,364
Share in losses of affiliated companies, net	(355)	(213)	(258)	(11)
Minority interests in income of subsidiaries	(803)	(565)	(689)	(162)

Net income for the period	14,375	19,259	3,675	5,191

Earnings per share:
Basic	0.73	0.83	0.16	0.22

Diluted	0.71	0.82	0.16	0.22

Weighted average number of shares outstanding (in thousands):
Basic	19,736	23,194	22,930	23,322

Diluted	20,254	23,457	23,343	23,482

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,		Three months ended December 31 ,
(in thousands)	2005	2006	2005	2006
	(Audited)		(Unaudited)

Cash flows from operating activities
Net income for the period	14,375	19,259	3,675	5,191
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,341	4,205	694	1,283
Exchange differences on principal of deposit and loan, net	104	(50)	1	(13)
Exchange differences on principal of marketable securities	-	(200)	-	(300)
Increase (decrease) in liability for employee rights upon retirement	521	(187)	284	109
Share in losses of affiliated companies, net	355	213	258	12
Deferred income taxes	301	909	211	23
Amortization of deferred compensation related to employee
stock option plans, net	243	-	2	-
Capital gains on sale of property and equipment, net	(16)	(35)	(16)	-
Minority interests in profits of subsidiaries, net	803	565	917	162
Increase in accounts receivable	(4,912)	(3,931)	(1,612)	(662)
Decrease (increase) in other current assets	(1,028)	(884)	5	(647)
Decrease (increase) in inventories and contracts in process, net	(269)	(4,435)	738	(809)
Increase (decrease) in accounts payable	460	2,686	(874)	(448)
Increase (decrease) in deferred revenues	321	(1)	(459)	(472)
Increase (decrease) in other current liabilities	3,159	142	(545)	1,738

Net cash provided by operating activities	17,758	18,256	3,279	5,167

Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(288)	(412)	(102)	(71)
Capital expenditures	(3,540)	(12,106)	(606)	(2,026)
Proceeds from sale of property and equipment	133	53	6	-
Acquisitions of subsidiaries ( appendix A )	-	(2,243)	-	(2,243)
Purchase of intangible assets and minority interest	(746)	(58)	78	(7)
Investment in marketable securities	-	(55,863)	-	(3,506)
Sale of marketable securities	-	40,848	-	5,693
Loan granted to affiliated company	(452)	(138)	(113)	-

Net cash used in investment activities	(4,893)	(29,919)	(737)	(2,160)

Cash flows from financing activities
Short-term credit from banking institutions, net	181	(237)	149	7
Repayment of long-term loans	(6,290)	(3,191)	(1,573)	(356)
Dividend paid	(2,697)	(3,705)	-	-
Proceeds from exercise of options by employees	15	18	611	-
Proceeds from exercise of warrants	373	-	373	-
Issuance of share capital , net	49,673	-	49,673	-
Acquisition of minority interests in subsidiaries	-	(21)	-	-
Dividend distribution to minority interest of a subsidiary	-	(172)	(15)	-
Purchase of shares from treasury	-	(877)	-	-

Net cash used in financing activities	41,255	(8,185)	49,218	(349)

Effect of exchange rate changes on cash and cash equivalents	(295)	5,231	(4)	1,141

Net increase (decrease) in cash and cash equivalents	53,825	(14,617)	51,756	3,799
Balance of cash and cash equivalents at beginning of period	4,604	58,429	6,673	40,013

Balance of cash and cash equivalents at end of period	58,429	43,812	58,429	43,812

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Acquisitions of subsidiaries

US dollars
year ended December 31,
( in thousands )	2006
(Audited)

Working capital( excluding cash and cash equivalents ), net	2,015
Long-term deferred income taxes	54
Funds in respect of employee rights upon retirement	366
Property and equipment , net	231
Goodwill	1,631
Liability for employee rights upon retirement	(559)
Minority interest	(1,495)

2,243